FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

02037341

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RE
5-21-02

As at May 21, 2002

CryptoLogic Inc.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report:

No.	Document
1.	**Press Release dated May 15, 2002 – "CryptoLogic Renews Normal Course Issuer Bid".**
2.	**Toronto Stock Exchange Notice Of Intent To Make A Normal Course Issuer Bid (NCIB) dated May 15, 2002**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

CRYPTOLOGIC INC.

By: ________________________

James A. Ryan

Chief Financial Officer

TORONTO STOCK EXCHANGE
NOTICE OF INTENT TO MAKE
A NORMAL COURSE ISSUER BID ("NCIB")

Name of Issuer:	Cryptologic Inc. 1867 Yonge Street, 7th Floor Toronto, Ontario M4S 1Y5
Shares Sought:	The Issuer intends to acquire up to 603,421 of the issued common shares in its capital, representing 5% of its outstanding common shares. There are currently 12,068,435 common shares issued and outstanding.
Duration:	The NCIB will commence on May 20, 2002 and will terminate on May 19, 2003.
Method of Acquisition:	Purchases under the bid will be effected on the open market through the facilities of the Toronto Stock Exchange. Purchases and payment for shares will be made by the Issuer in accordance with the by-laws and rules of the Exchange. The price to be paid by the Issuer for the shares acquired by it will be the market price at the time of acquisition. The shares purchased will be cancelled.
Consideration Offered:	The Issuer will purchase shares at the market price at the time of any purchase, except as herein stated there are no restrictions.
Reasons:	The directors of the Issuer believe that the Issuer's common shares are under valued by the market, in relation to their inherent worth and are a good investment at current and recent prices.
Valuation:	After reasonable inquiry the directors or officers know of no valuation or appraisal of the Issuer within the two years proceeding the date hereof.
Previous Purchases:	On March 13, 2001, the Corporation made a Substantial Issuer Bid by way of an Issuer Bid Circular to purchase for cash up to 1,000,000 Common Shares under a 'dutch auction' priced between Cdn.$17.00 and Cdn.$19.00 per Common Share,

which expired on April 9, 2001. The Substantial Issuer Bid resulted in 977,103 Common Shares being purchased for cancellation on April 9, 2001 at a price of Cdn.$19.00 per share.

On November 12, 2001, the Corporation made a Substantial Issuer Bid by way of an Issuer Bid Circular to purchase for cash up to 1,000,000 Common Shares under a 'dutch auction' priced between Cdn.$25.00 and Cdn.$28.00 per Common Share, which expired on January 11, 2002. The Substantial Issuer Bid resulted in 3,692 Common Shares being purchased for cancellation on December 21, 2001 at a price of Cdn.$28.00 per share and 1,001,242 Common Shares being purchased for cancellation on January 11, 2002 at a price of Cdn.$28.00 per share.

The previous Normal Course Issuer Bid resulted in 440,500 common shares being purchased by the Company. An aggregate of 330,500 common shares were purchased for cancellation at an average price of CDN$21.15 per share, and an aggregate of 110,000 common shares were purchased for cancellation at an average price of US$13.42 per share.

Persons Acting Jointly or in Concert With the Issuer: No person or party is acting jointly or in concert with the Issuer.

Acceptance by Insiders, Affiliates & Associates: All directors or senior officer of the Issuer may sell shares of the Issuer during the course of the NCIB. To the best knowledge of the directors and senior officers, after reasonable inquiry, no associate of a director or senior officer, and no persons acting jointly or in concert and no holder of more than 10% of the Issuer's common shares intends to sell shares.

Benefits from the NCIB: Not applicable

Material Changes in the Affairs of the Issuer Company: There are no previously undisclosed material changes or plans or proposals or material changes in the Issuer's affairs.

Certificate:

This notice is hereby certified is complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange's General By-Law and the Exchange's Normal Course Issuer Bid Policy by the undersigned director and senior officer of the Issuer, duly authorized in that regard by the Issuer's directors.

This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 15th day of May, 2002.

"Robert Stikeman", signed
Robert Stikeman,
Secretary

CRYPTOLOGIC

www.cryptologic.com

NEWS FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

Cryptologic Renews Normal Course Issuer Bid

May 15, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, today announced the renewal of its Normal Course Issuer Bid. The renewal Normal Course Issuer Bid commences on May 20, 2002 and will terminate on May 19, 2003.

CryptoLogic's Normal Course Issuer Bid authorizes the Company to purchase up to 5% of its 12,068,435 issued and outstanding common shares, or 603,421 common shares. Purchases will be made on the open market through the facilities of the Toronto Stock Exchange and at the market price at the time of purchase. The common shares purchased by CryptoLogic during the course of the Normal Course Issuer Bid will be cancelled.

Under the Normal Course Issuer Bid that commenced on May 18, 2001, and which expires on May 17, 2002, the Company has purchased a total of 440,500 common shares. An aggregate of 330,500 common shares were purchased for cancellation at an average price of CDN$21.15 per share, and an aggregate of 110,000 common shares were purchased for cancellation at an average price of US$13.42 per share.

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The Company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.1 million common shares outstanding (14.5 million shares diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
Sean Stokes, Investor Relations
Tel: (416) 545-1455 seans@cryptologic.com

CRYPTOLOGIC FORWARD-LOOKING STATEMENTS DISCLAIMER: